UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K
Annual Report

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________to_________

1-5911
(Commission File Number)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPARTECH CORPORATION
401(k) SAVINGS & INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPARTECH CORPORATION
120 S. Central Avenue, Suite 1700
Clayton, Missouri 63105
(314) 721-4242

Spartech Corporation 401(k) Savings & Investment Plan

FORM 11-K

Financial Statements.

The Plan's audited statements of net assets available for fund benefits as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years ended December 31, 2005 and 2004.

Exhibits.

23.1-- Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Spartech Corporation 401(k) Savings & Investment Plan
Years Ended December 31, 2005 and 2004

SPARTECH CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2005 AND 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

Phone: (314) 290-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Spartech Corporation

We have audited the accompanying statements of net assets available for benefits of Spartech Corporation 401(k) Savings & Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 16, 2006

SPARTECH CORPORATION
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31 2005	December 31 2004
Assets		
Cash and cash equivalents	$ —	$ 39,943
Investments, at fair market value	**66,980,463**	51,991,339
Participant contributions receivable	**518,823**	466,947
Employer contributions receivable	**192,726**	169,153
Total assets	**67,692,012**	52,667,382
Liabilities		
Refunds for excess contributions	**130,939**	60,529
Net assets available for benefits	**$ 67,561,073**	$ 52,606,853

See accompanying notes.

0603-0724257

SPARTECH CORPORATION
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31	
	2005	**2004**
Additions:		
Interest and dividend income	**$ 2,308,569**	$ 1,275,817
Contributions from:		
Employer	**2,000,857**	1,527,209
Participants	**5,229,701**	4,126,157
Rollovers	**2,034,430**	1,321,549
Transfers to the Plan	**10,783,836**	—
Total additions	**22,357,393**	8,250,732
Deductions:		
Retirement and qualified participant distributions	**6,373,577**	3,195,430
Administrative expenses	**31,138**	40,071
Total deductions	**6,404,715**	3,235,501
Net realized and unrealized (depreciation) appreciation in fair value of investments	**(998,458)**	2,707,497
Net increase	**14,954,220**	7,722,728
Net assets available for benefits, beginning of year	**52,606,853**	44,884,125
Net assets available for benefits, end of year	**$ 67,561,073**	$ 52,606,853

See accompanying notes.

0603-0724257

1. Description of Plan

The following description of the Spartech Corporation (the Company) 401(k) Savings & Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan. The participating employees in the Plan are employed by the Company and its subsidiaries. All U.S. employees who have completed 1,000 hours of service in a consecutive 12-month period with the Company and are age 21 or older are eligible to become participants in the Plan, except those employees covered by a collective bargaining agreement that does not provide for participation in the Plan or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2005, employees of Spartech Polycom, Inc., a subsidiary of the Company, were not eligible to participate in the Plan as they were eligible to participate in the Spartech Polycom, Inc. 401(k) Profit Sharing Plan. On December 22, 2004, as permitted by the plan document, the Board of Directors of Spartech Polycom, Inc. passed a resolution to merge the Spartech Polycom, Inc. 401(k) Profit Sharing Plan, of which it was the plan sponsor, with the Plan, effective January 1, 2005. As of that date, all participants of the Spartech Polycom plan became participants of the Plan. Related to the merger, participant balances of $10,783,836 were transferred to the Plan on January 1, 2005.

Contributions – Each year, participants may contribute up to 100% of eligible compensation, as defined by the Plan. The Company provides a contribution in the amount of 50% of employee contributions made by a participant, up to 6% percent of the participants compensation. The Company may also make discretionary contributions to the Plan, although in 2005 and 2004 no such discretionary contributions were made. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.

Participant Accounts – Each participant's account is credited with the participant's contributions and allocations of the Company's matching contribution and discretionary contribution, if any, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting – Participants are immediately vested in their contributions. Company contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service. Participants also become 100% vested upon reaching age 65, upon becoming totally disabled, upon death, or upon plan termination.

Investment Options – Upon enrollment in the Plan, employee contributions and employer matching contributions may be directed into any of the investment options offered by the Plan. These investment choices offer a variety of investment options depending upon the participant's investment objectives. The investment options are all trusteed mutual funds and a Company stock fund.

All investments are participant-directed.

Forfeitures – Forfeitures of non-vested employer contributions are used to reduce future employer contributions. During 2005 and 2004 $55,566 and $17,714, respectively, in forfeitures were used to reduce employer contributions. At December 31, 2005 and 2004, forfeited non-vested accounts totaled approximately $18,551 and $19,800, respectively.

Payment of Benefits – On termination of service due to any reason or upon request after reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period based on his or her life expectancy. Hardship withdrawals are also permitted under the Plan.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to twenty years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on loans ranged from 5% to 10.5% at December 31, 2005.

On October 1, 2004, the Company acquired three divisions of VPI. Employees of the acquired VPI divisions rolled approximately $1.3 million of assets into the Plan during the year ended December 31, 2004.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition – The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company, except for certain expenses related to loans or hardship withdrawals which are paid by the affected participants' accounts.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits – Benefits are recorded when paid.

3. Investments

The fair value of individual investments, by investment type, is as follows:

	December 31 2005	December 31 2004
Mutual Funds	**$ 54,454,845**	$ 39,532,089
Spartech Corporation Company Stock Fund	**9,654,845**	10,227,019
Participant Loans	**2,870,773**	2,232,231
Investments, at fair value	**$ 66,980,463**	$ 51,991,339

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31 2005	December 31 2004
American Balanced Fund	**$ 6,511,624**	$ 5,556,402
Armada S&P 500 Index Fund	**9,445,804**	7,233,082
Armada Bond Fund	**4,631,112**	4,120,972
Income Advantage Fund	**11,119,077**	9,624,896
Spartech Corporation Company Stock Fund	**9,654,845**	10,227,019
Oppenheimer Global Fund	**13,099,627**	9,087,684

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated and appreciated in value by $998,458 and $2,707,497, respectively, as follows:

	Year Ended December 31 2005	Year Ended December 31 2004
Mutual Funds:		
Janus Worldwide Fund	$ —	$ (255,960)
American Balanced Fund	**(61,354)**	105,938
American Century Equity Fund	**(52,790)**	21,131
Armada S&P 500 Index Fund	**270,978**	572,194
Armada Bond Fund	**(94,794)**	(10,880)
Armada Small Cap Value Fund	**(264,851)**	(14,307)
Federated Mid-Cap Index Fund	**69,708**	61,454
Putnam Growth & Income Fund	**16,237**	—
Putnam New Opportunities Fund	**141,764**	—
Massachusetts Investors Growth Stock Fund	**23,120**	24,707
MFS Value Fund	**60**	45,516
AIM Balanced Fund	—	131,584
Oppenheimer Global Fund	**1,149,334**	1,117,518
Total Mutual Funds	**1,197,412**	1,798,895
Company Stock:		
Spartech Corporation Company Stock Fund	**(2,195,870)**	908,602
Total investments	**$ (998,458)**	$ 2,707,497

3. Investments (continued)

The Plan received dividends from Company stock of $208,537 and $164,360 during the years ended December 31, 2005 and 2004, respectively.

4. Plan Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 22, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants will be fully vested in their accounts.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. Reclassifications

Certain reclassifications have been made to conform previously reported data to the current presentation. Such reclassifications have no impact on net assets available for benefits.

Supplemental Schedule

SPARTECH CORPORATION
401(k) SAVINGS & INVESTMENT PLAN

EIN 43-0761773
Plan No. 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
American Balanced Fund	366,439 shares of mutual funds	$ 6,511,624
American Century Equity Income Fund	207,469 shares of mutual funds	1,622,851
Armada S&P 500 Index Fund*	881,093 shares of mutual funds	9,445,804
Armada Bond Fund*	463,574 shares of mutual funds	4,631,112
Income Advantage Fund*	11,080,924 shares of mutual funds	11,119,077
Armada Small Cap Value Fund*	108,497 shares of mutual funds	2,082,410
Federated Mid-Cap Index Fund	77,716 shares of mutual funds	1,725,066
Massachusetts Investors Growth Stock Fund	52,394 shares of mutual funds	672,741
MFS Value Fund	37,082 shares of mutual funds	858,458
Oppenheimer Global Fund	196,390 shares of mutual funds	13,099,627
Putnam Growth and Income Fund	53,206 shares of mutual funds	1,042,845
Putnam New Opportunities Fund	38,358 shares of mutual funds	1,643,230
Spartech Corporation Company Stock Fund*	437,166 shares of Company stock	9,654,845
Participant loans receivable*	Various participants, interest rates from 5% to 10.5%, maturities through 2024	2,870,773
		$ 66,980,463

All investments are participant-directed.

*Party-in-interest.

ERNST & YOUNG

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k)
SAVINGS & INVESTMENT PLAN

Patricia F. Parrucci

Date June 28, 2006

By /S/Patricia F. Parrucci
Patricia F. Parrucci
National City Bank Trustee

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-60381) pertaining to Spartech Corporation 401(k) Savings & Investment Plan of our report dated June 16, 2006, with respect to the financial statements and schedule of the Spartech Corporation 401(k) Savings & Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

St. Louis, Missouri
June 27, 2006

0606-0750227